RREEF Property Trust, Inc.
875 Third Avenue, 26th Floor
New York, NY 10022

September 23, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street NE
Washington, D.C. 20549
Attention: Peter McPhun and Jennifer Monick

Re: RREEF Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2024
File No. 000-55598

Dear Mr. McPhun and Ms. Monick:

Set forth below is the response of RREEF Property Trust, Inc. (the “Company”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2025, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Commission on March 13, 2025 (the “10-K”). The Staff’s comment has been included in italic, bold face type, followed by the Company’s response in standard type.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
Note 14 - Segment Information, page F-40

1.We note your statement that “[t]he significant expense types within segment operating expenses for the Real Estate Properties segment include real estate taxes, insurance, utilities, professional services and maintenance costs." Please tell us how you determined it was unnecessary to quantify each of these significant expenses. In your response, please address your consideration of ASC 280-10-50-26A.

RESPONSE: The Company acknowledges the Staff’s comment.

The first sentence of ASC 280-10-50-26A states “A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the chief operating decision maker and included in reported segment profit or loss.” With respect to the Real Estate Properties segment, the Company respectfully advises the Staff that the Company’s chief operating decision maker (“CODM”) uses the total property operating expenses (“Property Operating Expenses”) as presented on the Company’s consolidated statement of operations to review the performance of this segment. Further, the components of Property Operating Expenses, such as those mentioned in the sentence referenced in the Staff’s comment, are not regularly provided to the CODM and as such do not qualify as significant operating expenses under ASC 280-10-50-26A. Accordingly, the Company did not disclose the individual amounts for those mentioned components.

The Company acknowledges that it may be confusing to include the sentence referenced in the Staff’s comment, and in future periodic reports, the Company will not include such sentence in the Segment Information footnote.

In addition, to clarify the significant expense categories attributable to the reportable segments, in future periodic reports, the Company will revise the table containing the revenue and the components of operating income (loss) of the segments as shown below, where the Company has split the line formerly labeled “Segment operating expenses” into two lines, “Property operating expenses” and “Administration expenses,” as each line better describes the nature of the significant operating expenses attributable to each segment.

	Real Estate Properties	Real Estate Equity Securities	Real Estate Loans	Total
Year Ended December 31, 2024
Property related income	$38,771	$—	$—	$38,771
Investment income on marketable securities	—	4	—	4
Total revenues	38,771	4	—	38,775
Property operating expenses	(12,146)	—	—	(12,146)
Administration expenses	—	(22)	—	(22)
Provision for impairment of real estate	(2,201)	—	—	(2,201)
Net realized gain on sale of real estate	4,256	—	—	4,256
Net realized gain upon sale of marketable securities	—	9	—	9
Net realized gain upon sale of investment in CMBS Trust	—	—	2,321	2,321
Net unrealized change in fair value of investment in marketable securities	—	—	—	—
Change in net assets of consolidated CMBS trust	—	—	(1,474)	(1,474)
Operating income (loss) - segments	$28,680	$(9)	$847	$29,518

If the Staff has any questions about this letter, it may contact the undersigned at eric.russell@dws.com.

Sincerely,

/s/ Eric M. Russell
Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.

cc:     Mr. Jason W. Goode, Alston & Bird LLP